FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2008

Commission File Number: 001-33356

Gafisa S.A.
(Translation of registrant’s name into English)

Av. Nações Unidas No. 8501, 18th floor
São Paulo, SP, 05477-000
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.
CNPJ/MF nº 01.545.826/0001-07
NIRE 35.300.147.952

STOCK OPTION PLAN
approved by the Extraordinary General Meeting held on June 18, 2008

1.	Objectives of the Option Grant

1.1. The objective of the Stock Option Plan of GAFISA S.A. (“Company”), set forth in compliance with Article 168, §3, of Law No. 6,404/76 (the “Plan”) is to attract and retain executives of the Company and its direct and indirect affiliates (included in the definition of Company for means of this Plan), granting Company’s management and employees the opportunity of becoming shareholders of the Company, therefore obtaining higher alignment of their interests with those of the shareholders, as well as the parting of capital market risks, thus achieving the Company’s purposes and the interests of its shareholders, as well as generating incentives for the retention of its key collaborators.

1.2. The management and employees of the Company indicated by the Board of Officers according to performance evaluation criteria and approved by the Board of Directors are eligible to participate in the Plan (“Beneficiaries”).

2.	Shares Included in the Plan

2.1. The granting of options must be within the maximum limit of 5% (five per cent) of the total shares of Company’s capital, considering, within this total, the dilution effect resulting from the exercise of all granted and unexercised options.

2.2. Once the Beneficiaries exercise the option, the corresponding shares shall be issued through a capital increase. Options for the purchase of shares held in treasury may also be offered to the Beneficiaries.
2.3. The shareholders, pursuant to Article 171, §3, of Law No. 6,404/76, will have no right of first refusal or preemptive right on the occasion of the establishment of the Plan or the exercise of the stock options derived from the Plan.

3.	Administration of the Plan

3.1. The Plan will be managed by the Board of Directors or, at its discretion, by a Committee of 3 (three) members, being at least one of the members necessarily a member (effective or alternate) of the Board of Directors.

3.2. The Committee members - but not those of the Board of Directors when acting in the capacity of a committee - are prevented from being eligible to options under the Plan.

3.3. The Board of Directors or the Committee, as the case may be, shall have extensive powers, in accordance with the terms of the Plan, and, in the case of the Committee, with the Board of Directors’ directives, to organize and manage the Plan and option grants.

3.4. The Board of Directors or the Committee, as the case may be, may, at any time, always subject to item 3.4.1, (i) amend or terminate the Plan; (ii) establish regulations applicable to overlooked issues; and (iii) postpone, but never advance, the deadline for the exercise of granted options.

3.4.1. Notwithstanding the provisions of item 3.4, no decision of the Board of Directors or of the Committee may, except with regard to the adjustments permitted under this Plan, increase the total limit of shares that may be awarded through the exercise of granted options; or amend or adversely affect, without the Beneficiary’s consent, any rights or obligations under any existing agreement or option grant.

3.5. The resolutions of the Board of the Directors or of the Committee, as the case may be, concerning the matters related to the Plan are binding upon the Company and the Beneficiaries.

4.	Option Terms and Conditions

4.1. The Board of Directors or the Committee, as the case may be, will periodically establish Stock Option Programs (the “Programs”), which will define: (i) the Beneficiaries; (ii) the total number of shares of the Company to be granted and, when the case, their division in batches; (iii) the exercise price, in accordance with item 6 below; (iv) the vesting periods, the periods for exercising the options and the deadline for the total or partial exercise of vested options and in which the rights deriving from the option will expire; (v) when the case, restrictions to negotiation of the shares awarded through the exercise of options; and (vi) performance goals for executives and employees, in order to establish clear criteria for the appointment of Beneficiaries and the determination of the number of options they are entitled to.

4.2. The Board of Directors or the Committee, as the case may be, may grant, under the aegis of each Program, different types of options to certain Beneficiaries (the “Options “B””). The exercise of Options “B”, if granted, is subject to the proportional exercise of the regular options granted under this Plan, according to the terms and conditions set forth in each Program, and to the lapse of, at least, 2 (two) years, as of the grant date.

4.3 The Board of Directors or the Committee, as the case may be, always within the global limit set forth in item 2.1, may aggregate new Beneficiaries to existing Programs, stipulating the number of shares that the Beneficiary may acquire and adjusting the Exercise Price.

4.4At the time each Program is approved, the Board of Directors or the Committee, as the case may be, will establish the terms and conditions of each option in a Stock Option Agreement (“Agreement”), to be executed between the Company and each Beneficiary. The Agreement shall determine the number of shares that the Beneficiary will have the right to acquire or subscribe through the exercise of the options and the acquisition price per share, according to the Program, and any other terms and conditions that are not contrary to the Plan or the corresponding Program.

4.5The shares resulting from the exercise of the option will bear the rights established in the Plan, in the corresponding Programs and in the Agreement, and will always bear the right to receive dividends that are distributed as of the subscription or acquisition, as the case may be.

4.6No share will be handed over to the Beneficiary through the exercise of the options unless all legal and regulatory requirements have been fully complied with.

4.7No provision of the Plan, of any Program or of the Agreement will confer rights to any Beneficiary with regard to remaining in the position of an executive and/or employee of the Company, and will not in any manner whatsoever affect the rights of the Company to, at any time, terminate the employment contract or interrupt the term of office.

4.8The Beneficiary will have no rights and privileges of Company shareholder, except those related to the Plan, with respect to the options object of the Agreement. The Beneficiary will only have the rights and privileges inherent to the condition of Company shareholder from the moment of the effective acquisition or subscription of the shares resulting from the exercise of options.

5.	Exercise of the Option

5.1. The options may be totally or partially exercised during the term and within the periods established in the corresponding Agreements, subject to the provision of item 4.2.

5.2. The Beneficiaries will be subject to the restrictive rules regarding the use of privileged information applicable to publicly-held companies in general and to those established by the Company.

6.	Exercise Price

6.1. The issue or purchase price, in the event the Company decides to use treasury shares on the occasion of the exercise of the options (subscription and purchase herein jointly referred to as “acquisition” for purposes of this Plan), of the shares to be acquired by the Beneficiaries through exercising the options (“Exercise Price”) will be determined by the Board of Directors or by the Committee, as the case may be, and will be equivalent to the average closing price of the shares in the last 30 (thirty) trading sessions of the São Paulo Stock Exchange (BOVESPA), immediately preceding the date of the option grant, and may be adjusted to inflation, based on the variation of a price index to be determined by the Board of Directors or the Committee, as the case may be, and added interest, also at the Board of Directors’ or the Committee’s discretion, as the case may be.

6.2 The Exercise Price of Options “B”, if granted, will be R$ 0,01 (one cent), in accordance with the provisions of this Plan and of the Programs, especially in item 4.2.

6.3The Exercise Price will be paid by the Beneficiaries in cash on the date of acquisition, as determined by the Board of Directors or by the Committee for each Program.

6.4The Board of Directors or the Committee, as the case may be, may determine that the Beneficiary commit part of the annual gratification paid by the Company to the Beneficiary, on account of bonus or profit sharing, net of income tax and other assessed charges (“Bonus”) to the acquisition of shares deriving from the exercise of granted options.

7.	Trading of the Shares

7.1Unless otherwise decided by the Board of Directors or the Committee, as the case may be, the Beneficiary may only sell, transfer or dispose, in any manner whatsoever, of the Company shares acquired through the exercise of the options, as well as those that may be acquired thereby through bonuses, stock splits, subscription or any other form of acquisition, or securities that grant the right to subscribe or acquire shares, provided that shares or securities have derived for the Beneficiary from the ownership of the shares covered by the Plan (jointly, the “Shares”), if the minimum non-availability period established in each Program for each batch of shares, which shall never be greater than 2 (two) years as of the date of acquisition.

7.1.1Notwithstanding the provisions set forth above, the Beneficiary may dispose, at any time, of the number of shares necessary to carry out the payment of the Exercise Price of the options to be exercised under the aegis of the Programs.

7.1.2The Shares acquired through exercise of Options “B”, if granted, may be sold, transferred or, in any manner, disposed of at any time, from the moment of their acquisition.

7.2The Beneficiary undertakes not to encumber the Shares and not to impose any charges thereon that may impede compliance with the provisions in this Plan.
7.3The Board of Directors or the Committee, as the case may be, may determine that the transfer of Shares be subject to the right of first refusal or preemptive right of the Company, in equal conditions. In this case, the Company may indicate one or more third parties to exercise the option in the same conditions, whether Beneficiaries of the Plan or not.

8.	Termination of the Employment Contract or Term of Office for Cause

8.1. In the event of termination of the employment contract or term of office of the Beneficiary for cause, all vested or unvested options not exercised will forfeit with no indemnification rights. The restriction period imposed on the sale of Shares provided in item 7.1 will remain effective.

9.Termination of the Employment Contract or Term of Office without Cause, Resignation or Retirement

9.1Unless otherwise decided by the Board of Directors or the Committee, as the case may be, in the event of termination of the employment contract or term of office of the Beneficiary without cause, as well as in the event of resignation or retirement of the Beneficiary, the following provisions shall apply:

a) unvested options will forfeit with no indemnification;
b) vested and non-exercised options may be exercised within the period of 30 (thirty) days as of the event that originates the termination of the employment contract or term of office, or until the end of the period for exercising the option, if a period smaller than 30 (thirty) days remains;
c) the restriction period imposed on the sale of Shares as provided in item 7.1 will remain effective.

9.2 The Board of Directors or the Committee, as the case may be, will determine the treatment to be conferred upon any Options “B” granted to the Beneficiaries in the event of termination of the employment contract or term of office of the Beneficiary at the Company’s discretion, without cause.

10.	Death or Permanent Disability of the Beneficiary

10.1. Should the Beneficiary die or become permanently disabled for the exercise of his duties in the Company, the rights under all of the options will be extended to her heirs and successors, who may exercise them within a period of 180 (one hundred and eighty) days as of the date of death or permanent disability.

10.1.1. In the case of unvested options, including Options “B”, the period for exercise will be advanced so the heirs and successors may exercise them within the period set forth in item 9.1 above.
10.2. The Shares that are acquired by the Beneficiary’s heirs or successors will be free and clear for sale at any moment.

11.	Adjustments

11.1. If the number of shares of the Company is increased or reduced as a result of stock bonuses, grouping or splits, the appropriate adjustments will then be undertaken to the number of Shares for which the options have been granted and not exercised. Any adjustments to the options will be undertaken with no alteration to the total purchase value applicable to the non-exercised portion of the options, but with the adjustment corresponding to the price per share covered by the option.

11.1.1. The adjustments pursuant to the conditions set forth in item 10.1 above will be made by the Board of Directors or the Committee, as the case may be, and this resolution will be final and binding. No fraction of shares will be sold or issued under the Plan or any of these adjustments

11.2. In the event of winding-up, transformation, consolidation, merger, spin-off or restructuring of the Company, in which the Company is not the surviving entity, or, being the surviving entity, its shares are no longer admitted to negotiation in stock exchange markets, the options deriving from the effective Programs, at the discretion of the Board of Directors or the Committee, as the case may be, may be transferred to the succeeding company or may have their vesting periods advanced, during a fixed term, so they can be exercised by the Beneficiary. After this lapse of time, the Plan will be terminated and all non-exercised options will forfeit with no indemnification.

12.	Starting and Ending Date of the Plan

12.1. The Plan will enter into effect with the approval thereof by the General Meeting of the Company and may be terminated at any time through a decision of the Board of Directors, without adversely affecting the continuation of the constraints on the transfer of shares and/or right of first refusal established herein and the provisions of item 3.4.1.

13.	Supplementary Obligations

13.1. Adherence. The execution of the Agreement will imply in the Beneficiary’s express acceptance of all the terms of the Plan and the Program, which are fully binding upon him/her.

13.2. Specific Performance. The obligations contained in the Plan, the Programs and the Agreement are undertaken on an irrevocable basis, valid as an extrajudicial executive title in terms of civil procedural law, being binding on the contracting parties and their successors of any type whatsoever, at all times. The parties agree that these obligations are open to specific performance, pursuant to Articles 466-A and 466-C and following of the Civil Procedural Code.

13.3. Assignment. The rights and obligations arising from the Plan and the Agreement may not be assigned or transferred either fully or partially by any of the parties, nor may they be put up as collateral covering obligations, without the prior written consent of the Company.

13.4. Non-Waiver. It is expressly agreed that should any of the Parties refrain from exercising any right, power, resource or faculty guaranteed by law, the Plan or the Agreement, or tolerate any late compliance with any obligations by any of the parties, this will not constitute a waiver, which will not prevent the other party from exercising at any time whatsoever, and at its sole discretion, rights, powers, resources or faculties which are cumulative and do not exclude those stipulated by law.

13.5. Registration. The text of the Agreement stands as a Shareholders’ Agreement and will be registered in the margin of the Company books and registries for all purposes of Article 118 of Law N. 6,404/76.

13.6. Venue. The Central Law Courts of São Paulo are hereby elected, with exclusion to any other no matter how privileged it may be, to settle any disputes that may arise with regard to the Plan.

14.Transitory Provisions

14.1The past stock option plans and options granted under the aegis of those plans remain in effect, in accordance with their clauses and conditions and with the conditions set forth in this Plan, as applicable.